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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                       AMENDMENT NO. 4 -- FINAL AMENDMENT
                                       TO
                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          GLOBAL MOTORSPORT GROUP, INC.
                            -------------------------
                            (Name of Subject Company)

                              GMG ACQUISITION CORP.
                          STONINGTON ACQUISITION CORP.
                 STONINGTON CAPITAL APPRECIATION 1994 FUND, L.P.
                            STONINGTON PARTNERS, L.P.
                          STONINGTON PARTNERS, INC. II
                            STONINGTON PARTNERS, INC.
                            -------------------------
                                    (Bidders)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                            -------------------------
                         (Title of Class of Securities)

                                    378937106
                            -------------------------
                      (CUSIP Number of Class of Securities)

                                  ROBERT F. END
                              GMG ACQUISITION CORP.
                          C/O STONINGTON PARTNERS, INC.
                                767 FIFTH AVENUE
                                   48TH FLOOR
                               NEW YORK, NY 10153
                                 (212) 339-8500
                            -------------------------
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                           ANDREW R. BROWNSTEIN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000


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                  This Amendment No. 4 (this "Amendment"),  the final amendment, amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on November 16, 1998 by GMG Acquisition Corp. (the "Purchaser"), a Delaware corporation and an indirect, wholly-owned subsidiary of Stonington Acquisition Corp., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.001 per share (the "Shares"), of Global Motorsport Group, Inc., a
Delaware corporation (the "Company"), and the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 13, 1996, between the Company and American Stock Transfer & Trust Company, as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $19.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to them in the Offer to Purchase and the Schedule 14D-1.


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Paragraphs (a) and (b) of Item 6 are hereby amended and supplemented by adding thereto the following:

              The Offer expired at 12:00 midnight, New York City time, on December 14, 1998. Pursuant to the Offer, based upon a preliminary report from the Depositary, the Purchaser accepted for payment 4,212,003 Shares tendered by physical delivery and 554,140 Shares tendered by guaranteed delivery.

Paragraphs (a) and (b) of Item 6 are hereby further amended to incorporate by reference the information set forth in the press release issued by Stonington Partners, Inc. and the Company on December 15, 1998, filed as Exhibit (a)(10) to this Amendment.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(10) - Text of press release issued by Stonington Partners, Inc. and the Company on December 15, 1998.




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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 1998

                                  STONINGTON ACQUISITION CORP.

                                  By: /s/ Robert F. End
                                     ---------------------------------------
                                     Name:  Robert F. End
                                     Title: President


                                  GMG ACQUISITION CORP.

                                  By: /s/ Robert F. End
                                     ---------------------------------------
                                     Name:  Robert F. End
                                     Title: President


                                 STONINGTON CAPITAL APPRECIATION 1994 FUND, L.P.

                                 By:  Stonington Partners, L.P., its general
                                      partner
                                 By: Stonington Partners, Inc. II, its general partner

                                 By:  /s/ Bradley J. Hoecker
                                     ---------------------------------------
                                    Name:  Bradley J. Hoecker
                                    Title: Partner


                                 STONINGTON PARTNERS, L.P.

                                 By: Stonington Partners, Inc. II, its general
                                     partner

                                 By:  /s/ Bradley J. Hoecker
                                     ---------------------------------------
                                    Name:  Bradley J. Hoecker
                                    Title: Partner


                                 STONINGTON PARTNERS, INC. II

                                 By:  /s/ Bradley J. Hoecker
                                     ---------------------------------------
                                    Name:  Bradley J. Hoecker
                                    Title: Partner

                                 STONINGTON PARTNERS, INC.

                                 By:  /s/ Judith A. Witterschein
                                     ---------------------------------------
                                    Name:  Judith A. Witterschein
                                    Title: Vice President and Secretary

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                                  EXHIBIT INDEX

(a)(1)    --   Offer to Purchase, dated November 16, 1998.
(a)(2)    --   Letter of Transmittal.
(a)(3)    --   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               Nominees.
(a)(4)    --   Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
               Trust Companies and Nominees.
(a)(5)    --   Notice of Guaranteed Delivery.
(a)(6)    --   Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.
(a)(7)    --   Text of press release issued by the Company on November 9, 1998.
(a)(8)    --   Form of Summary Advertisement dated November 16, 1998.
(a)(9)    --   Text of press release issued by Stonington Partners, Inc. and the
               Company on December 10, 1998.
(a)(10)*  --   Text of press release issued by Stonington Partners, Inc. and the
               Company on December 15, 1998.
(b)(1)    --   Commitment Letter, dated as of November 8, 1998, from Bankers
               Trust Company and  NationsBank, N.A.
(c)(1)    --   Agreement and Plan of Merger, dated as of November 8, 1998, by and among the Company, the Purchaser and Parent.
(c)(2)    --   Exclusivity Agreement, dated as of October 15, 1998, between the
               Company and Stonington Partners, Inc.
(c)(3)    --   Confidentiality Agreement, dated as of April 24, 1998, between the Company and Stonington Partners, Inc.
(d)       --   Not applicable.
(e)       --   Not applicable.
(f)       --   Not applicable.


* Filed herewith.